Mail Stop 3561

February 5, 2008

Mr. Gary L. McArthur
Vice President and Chief Financial Officer
1025 West NASA Boulevard
Melbourne, Florida 32919

      Re: **Harris Corporation**
                Form 10-K for the year ended June 29, 2007
                Filed August 27, 2007
                File No. 001-03863

Dear Mr. McArthur:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Linda Cvrkel
            Branch Chief